UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-7D/A

                              AMENDED AND RESTATED
                        CERTIFICATE PURSUANT TO RULE 7(d)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                                       Amendment
                                                                 File No. 32-435


     The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1.   Lessee  public-utility   company:   Seminole  Electric  Cooperative,   Inc.

     Address:
     -------
        16313 North Dale Mabry Highway
        P.O. Box 272000
        Tampa, Florida 33688

2.   Date: June 11, 2001.

2a.  Date  facility  was  placed in  service on or about:  September  10,  1984.

3.   Regulatory authority which has acted on transaction:

     Name: United States of America acting by and through the Administrator of the Rural Electrification Administration.

     Date of order:  Consent,  Partial  Release and Agreement dated
     December 7, 1984.

4.   Initial term of lease: 25 years ending on December 15, 2009.

4a. Renewal options: May be extended for three 5-year periods at lessee's election. May be extended for one 1-year period at lessor's election.

5. Brief description of facility: Coal-fired steam electric generating unit known variously as Seminole Unit 2 or Palatka Unit 2.

6.   Manufacturer or supplier: Various; constructed by lessee.

7.   Cost of facility: $390,000,000.

8.   Basic rent:

8a.  Periodic installment:

          Rent Payment Date                     Installments of Basic Rent
          June 15, 2001                              $16,467,493.62
          December 15, 2001                           16,649,893.62
          June 15, 2002                               16,821,961.62
          December 15, 2002                           17,000,761.62
          June 15, 2003                               17,169,229.62
          December 15, 2003                           17,345,629.62
          June 15, 2004                               17,511,697.62
          December 15 2004                            17,686,897.63
          June 15, 2005                               17,851,765.63
          December 15, 2005                           18,024,565.63
          June 15, 2006                               18,027,781.32
          December 15, 2006                           18,036,361.32
          June 15, 2007                               18,044,424.72
          December 15, 2007                           18,052,944.72
          June 15, 2008                               18,060,948.12
          December 15, 2008                           18,069,468.12
          June 15, 2009                               18,077,471.52
          December 15, 2009                           18,085,931.52

9. Holder of legal title to facility: The Bank of New York (as successor to CBT Trust Company of Florida, National Association), as Owner Trustee.

     Address:
     -------
        101 Barclay Street
        New York, New York 10286


10.  Holders of beneficial interests:

     Name and address:
     ----------------
        PSEG Resources Inc.
        80 Park Plaza, T-22
        Newark, New Jersey 07101
        Attention: President

     Amount invested: $164,138,924.50 (amount invested by original holder of beneficial interest on December 7, 1984).

     Percent of equity: The original holder of the beneficial  interest provided
     100%  of  the  equity  (i.e.,   non-loan   component  of  the  subject
     financing).

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state: The loan portion of the financing originally aggregated $225.7 million: $97,761,075.50 at 14% due in installments through December 15, 1999 ("Loan 1"); $56,700,000 at 14.5% due in installments (interest only through December 15, 1999) through December 15, 2009 ("Loan 2"); and $71,400,000 at a variable rate due in installments (interest only through June 15, 2003) through December 15, 2009 ("Loan 3"). Loan 1 and the loan which refinanced it (in 1994) have been repaid in full. Loan 2 was refinanced in 1999 by a loan ("Loan 5") in the principal amount of $56,700,000 due in installments through December 15, 2009 (installments of principal and interest commencing June 15, 2000). The presently outstanding loans (Loan 3 and Loan 5) were provided by National Cooperative Service Corporation.

Date executed: June 11, 2001



Signature of Holder of Legal Title:


                     THE BANK OF NEW YORK, acting by and through its agent The Bank of New York Trust Company of Florida, N.A., as Lessor and Owner Trustee

                     By:    SHERYL LEAR
                     ______________________________________
                     Name:  Sheryl Lear
                     Title: Assistant Vice President

Date executed: June 11, 2001



Signature of Holder of beneficial interest:

                     PSEG RESOURCES INC.,
                     as Owner Participant



                     By:    EILEEN A. MORAN
                     ______________________________________
                     Name:  Eileen A. Moran
                     Title: President